FULBRIGHT & JAWORSKI, L.L.P.

1301 MCKINNEY, SUITE 5100

HOUSTON, TX 77010

PHONE: (713) 651-5151

Fax: (713) 651-5246

December 3, 2004

Enbridge Energy Partners, L.P.

1100 Louisiana Street, Suite 3300

Houston, TX 77002

We have acted as counsel to Enbridge Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), in connection with the proposed offering by the Partnership of $200,000,000 aggregate principal amount of the Partnership’s 5.35% Notes due 2014 and $100,000,000 aggregate principal amount of 6.30% Notes due 2034 (collectively, the “Notes”). The Notes are to be issued pursuant to an Indenture dated May 27, 2003, as amended by the Fourth Supplemental Indenture and the Fifth Supplemental Indenture (as so amended and supplemented, the “Indenture”) between the Partnership and SunTrust Bank, as Trustee, which establish the forms and terms of the Notes pursuant to the Indenture. We refer to the registration statement on Form S-3 (Registration No. 333-106660) filed with the Securities and Exchange Commission (the “Commission”) by the Partnership on June 30, 2003 (the “Registration Statement”).

As counsel to the Partnership, we have examined such corporate and partnership records, documents and questions of law as we have deemed necessary or appropriate for the purposes of this opinion. In such examinations, we have assumed the genuineness of signatures and the conformity to the originals of the documents supplied to us as copies. As to various questions of fact material to this opinion, we have relied upon statements and certificates of officers and representatives of the Partnership. Without limiting the foregoing, we have examined the Underwriting Agreement, dated December 1, 2004 (the “Underwriting Agreement”), between the Partnership and Enbridge Energy, Limited Partnership, a Delaware limited partnership, and the underwriters named therein (the “Underwriters”).

Based upon the foregoing, and subject to the limitations, qualifications, assumptions and exceptions stated herein, we are of the opinion that the Notes have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will, under the laws of the State of New York, constitute legal and binding obligations of the Partnership. We express no opinion as to the binding effect or enforceability of any provisions exculpating a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct.

The opinions expressed herein are limited exclusively to the General Corporation Law of the State of Delaware, the Delaware Revised Uniform Limited Partnership, the Delaware Limited Liability Company Act and the applicable provisions of the Delaware constitution and reported decisions concerning such laws, the laws of the State of Texas, the laws of the State of New York and the federal laws of the United States of America, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the statements made with respect to us under the caption “Legal Matters” in the Prospectus Supplement included as a part of the Registration Statement.

Very truly yours,

/s/ FULBRIGHT & JAWORSKI L.L.P.